

October 19, 2022

Keith Long
Chief Executive Officer
Leet INC.
805, 8th Floor, Menara Mutiara Majestic, Jalan Othman,
Petaling Jaya 46000, Selangor, Malaysia

> **Re: Leet Inc.**
> **Registration Statement on Form S-4**
> **Filed October 13, 2022**
> **File No. 333-267851**

Dear Keith Long:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marion Graham, Law Clerk, at 202-551-4998, or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Benjamin Tan